UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	January 4, 2011	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

ANNOUNCEMENT

This announcement is made by the Company pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I.	RESULTS ESTIMATE FOR THE PERIOD

1	Results estimate period: 1 January 2010 to 31 December 2010

2
Results estimate: The net profit attributable to the equity holders of China Eastern Airlines Corporation Limited (the “Company”) for the year 2010 is expected to be around ten times as compared to the corresponding figure for the year 2009. The exact figures will be subject to the disclosure to be made in the 2010 annual report of the Company.

3	This results estimate has not been audited by the Company’s certified auditors.

II.	RESULTS FOR THE CORRESPONDING PERIOD OF LAST YEAR (I.E. 1 JANUARY 2009 TO 31 DECEMBER 2009)

1	Net profit attributable to the equity holders of the Company: RMB540,000,000

2	Earnings per share: RMB0.0839

III.	MAJOR REASONS FOR THE INCREASE OF RESULTS ESTIMATE

1
The air transportation market has been recovering rapidly and continued to grow in 2010. In particular, the air transportation market of the People’s Republic of China has continued to grow rapidly in 2010.

2	The gradual effect of the synergy brought by the absorption of Shanghai Airlines by the Company, the implementation of which was underway in 2010.

3.	A substantial growth in passenger traffic for Shanghai’s passenger transportation market due to the World Expo held in Shanghai.

4.	The Company’s efforts in continual improvement and enhancement of its operations and management standards, which has fostered steady growth of its operational efficiency.

IV.	OTHER RELEVANT DESCRIPTIONS

Detailed information will be disclosed in the 2010 annual report of the Company. As the exact financial figures of the Company are subject to the disclosure to be made in the 2010 annual report of the Company, the Company’s shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company.

By order of the board of directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China
4 January 2011